

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 22, 2008

Brook W. Lang
Chief Executive Officer
North Coast Partners, Inc.
909 Logan Street, Suite 7J
Denver, Colorado 80203

> **Re: North Coast Partners, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2008**
> **File No. 000-29397**

Dear Mr. Lang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. It appears that shareholder approval of the increase in authorized shares of common and preferred stock is necessary to complete your merger with Montavo, Inc. Therefore, please revise your preliminary proxy statement to provide all the disclosure required by Schedule 14A regarding the issuance of shares and the merger, including the disclosure under Items 11, 13, and 14 of Schedule 14A, as applicable. See Note A to Schedule 14A.

*   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR. Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, or me at (202) 551-3815 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

c: David Lubin, Esq.
        David Lubin & Associates PLLC
        Via facsimile: (516) 887-8250